SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES DUBLIN S18 SCHEDULE

5 NEW ROUTES TO MARRAKECH, MUNICH, NAPLES, PAPHOS & STUTTGART

Ryanair, Ireland's No. 1 airline, today (29 Aug) launched its Dublin summer 2018 schedule with 5 new routes including a double daily service to Munich, a daily Stuttgart service, as well as Marrakech, Naples and Paphos, and more flights to Hamburg.  Ryanair's 90 routes in total will help deliver 12.9m customers p.a. through Dublin Airport next year.

Ryanair's Dublin S18 schedule will deliver:

●        5 new routes: Marrakech (2 wkly), Munich (2 daily), Naples (5 wkly), Paphos (2 wkly) & Stuttgart (daily)
●        Extra flights to Hamburg (daily)
●        90 routes in total
●        12.9m customers p.a. (+450,000)
●        9,675* on-site jobs

Irish consumers and visitors can now book their holidays as far out as October 2018, on even lower fares, and enjoy the  latest "Always Getting Better" improvements including:

●         20 Air Europa long haul routes from Madrid on sale on Ryanair.com
●        Connecting flights at Rome Fiumicino and Milan Bergamo with more airports to follow
●        A new partnership with Erasmus Student Network offering discounts & a dedicated booking platform
●        Alexa voice recognition to search flights, hotels and flight status on the Ryanair.com website

Ryanair continues to be Ireland's number one airline carrying 14.9m customers through Irish Airports next year while connecting Dublin with major leisure and business centres on high frequency, low fare services including Amsterdam (x4 daily), Berlin (x2), Brussels (x3), Hamburg (daily), London (x18), Madrid (x3) and Munich (x2) with better timings and lower fares, making Ryanair the ideal choice for Irish business and leisure customers.

In Dublin, Ryanair's Kenny Jacobs said:

"We are pleased to launch our Dublin summer 2018 schedule, which includes 5 new Dublin routes to Marrakech, Munich, Naples, Paphos and Stuttgart, which will go on sale in September, and 90 routes in total, delivering 12.9m customers through Dublin Airport next year. Irish customers and visitors are booking our summer and winter 2017 seats in record numbers as fares continue to fall, so there's never been a better time to book a low fare flight on Ryanair.

The development of the second runway at Dublin Airport is a critical piece of national infrastructure which needs to be expedited, especially when Ireland is trying to attract overseas investment that may be leaving the UK in the run up to Brexit in March 2019, and given that runway capacity at Dublin is already full at peak times. We call on the Government, the Department of Transport, and the Attorney General's office to end the repeated delays and confirm that the necessary noise legislation will be implemented by statutory instrument, making the IAA the competent authority to monitor noise regulation, to allow Dublin's second runway to proceed, at a cost of €240m. We need urgent action to deliver runway 2 to prevent Ireland's airport infrastructure falling further behind its international competitors.

To celebrate the launch of our Dublin summer 2018 schedule we are releasing seats for sale from just €14.99 for travel in September and October which are available for booking until midnight Thursday (31 Aug). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

daa Chief Executive Kevin Toland said:

 "We are delighted to see Ryanair add five new routes from Dublin Airport, two for this winter and three for the forthcoming summer season. These new routes will offer additional choice and convenience for both business and leisure passengers. The combination of Ryanair's new routes and extensions to its existing services means that Ryanair will grow its overall Dublin Airport summer traffic by 4%  next year."

ENDS

*ACI research confirms up to 750 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
Please contact:

Robin Kiely	Piaras Kelly
Ryanair DAC	Edelman Ireland
Tel: +353-1-9451949	Tel: +353-1-6789333
press@ryanair.com	ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 29 August, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary